UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ___________ to __________.
Commission File Number 001-13461
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Group 1 Automotive, Inc. 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024
(713) 647-5700

REQUIRED INFORMATION
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed for the Group 1 Automotive, Inc. 401(k) Savings Plan:
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits — December 31, 2008 and 2007

Statement of Changes in Net Assets Available for Benefits — For the Year Ended December 31, 2008

Notes to Financial Statements — December 31, 2008 and 2007

Supplemental Schedule H, Line 4a — Schedule of Delinquent Deposits of Participant Contributions and Participant Loan Repayments

Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Signature
Exhibits

Consent of UHY LLP (Exhibit 23.1)

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
Houston, Texas
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

Supplemental Schedules*:

Schedule H, Line 4a — Schedule of Delinquent Deposits of Participant Contributions and Participant Loan Repayments	12

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with generally accepted accounting principles in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent deposits of participant contributions and participant loan repayments and supplemental schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974. The supplemental schedules are the responsibility of the plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ UHY LLP
Houston, Texas
June 25, 2009

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS
Investments, at fair value
Interest-bearing cash	$52,709	$316,406
Mutual funds	55,989,758	87,174,008
Common/collective trust funds	18,301,478	18,668,099
Common stock	1,516,198	1,486,190
Participant loans	4,871,355	4,220,254

Total Investments at Fair Value	80,731,498	111,864,957

Receivables
Participant contributions	113,775	923,398
Accrued income	12,814	10,294

Total Receivables	126,589	933,692

TOTAL ASSETS	80,858,087	112,798,649

LIABILITIES
Excess contributions refundable	345,394	547,934

TOTAL LIABILITIES	345,394	547,934

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	80,512,693	112,250,715

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	2,509,515	(124,888)

NET ASSETS AVAILABLE FOR BENEFITS	$83,022,208	$112,125,827

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS
Investment Income:
Interest and dividends	$378,698

Total Investment Income	378,698

Contributions:
Employer	2,899,117
Participants	12,891,240
Rollover	2,550,869

Total Contributions	18,341,226

Total Additions To Net Assets	18,719,924

DEDUCTIONS FROM NET ASSETS:
Net depreciation in fair value of investments	(29,920,579)
Benefits paid to participants	(17,796,227)
Administrative expenses	(106,737)

Total Deductions From Net Assets	(47,823,543)

NET DECREASE IN NET ASSETS	(29,103,619)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	112,125,827

End of Year	$83,022,208

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(1)	DESCRIPTION OF THE PLAN

General — Group 1 Automotive, Inc. 401(k) Savings Plan (the “Plan”) is a defined contribution plan, adopted July 1, 1999, covering all employees of Group 1 Automotive, Inc. (the “Company”). As of December 31, 2008 a total of 7,940 persons were participants in or beneficiaries of the Plan. Effective January 1, 2007, the Plan was amended to increase the limit on the amount a participant may contribute from 15% to 50% of pretax annual eligible compensation. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Eligibility — An employee is eligible to become a participant in the Plan after being credited with 90 days of service and having attained age 18.

Contributions — Participants may elect to make pretax contributions to the Plan in an amount up to 50% of their eligible annual compensation. Participant contributions were limited to $15,500 for 2008. This limitation is adjusted periodically to reflect cost-of-living increases. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions ($5,000 for 2008). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The matching Company contribution may be in the form of cash or shares of Company stock or a combination, but has been historically in cash. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant’s compensation upon which the match shall be based for each payroll period. Contributions are subject to certain limitations. Effective October 1, 2008 due to the downturn in the economy, the discretionary matching contribution was temporarily suspended for all participants. For the nine months ended September 30, 2008, the Company contributed a discretionary matching contribution equal to 50% of each corporate participant’s contribution limited to 6% of eligible compensation and 50% for all other participants’ contributions limited to 4% of eligible compensation.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contributions and plan earnings, and at times, charged with an allocation of administrative expenses. Allocations are based on participant contributions, participant earnings or account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — A participant is immediately fully vested with respect to the portion of their account attributable to participant contributions and rollover contributions plus actual earnings thereon. Vesting in the remainder of each participant’s account plus earnings thereon is based on years of continuous service. With respect to the employer matching contribution, vesting is as follows:

Years of Service	Vesting Percentage
less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Forfeitures — Forfeited employer matching contributions will be used to pay for administrative expenses or to reduce future employer contributions. For the year ended December 31, 2008, forfeitures amounting to $591,600 and $33,632 was used to reduce employer contributions and administrative expenses, respectively. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $96,197 and $391,797, respectively.

Investments — Each participant directs the investment of their account into any of the available investment options offered by the Plan, including shares of Company stock.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from 1-5 years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Interest rates on loans outstanding at December 31, 2008 range from 5% to 11%. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses — Fees and expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets.

Form of Benefits — Generally, under the terms of the plan agreement, participants become fully vested in their accounts upon retiring after reaching normal retirement age or becoming totally disabled prior to their retirement date. The participant may elect to have the distribution received in cash or in shares of Company stock. Upon the death of a participant while actively employed, his or her account balance becomes fully vested. A participant terminating employment prior to retirement is entitled to receive that portion of their account which is vested. Benefits are paid as a lump-sum amount as defined in the plan agreement.

In-Service Withdrawals — A participant may withdraw from his or her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the plan agreement.

Plan Termination — The Company has the right under the Plan to terminate the Plan subject to provisions set forth in ERISA (1974). Upon termination, the assets then remaining shall be subject to the applicable provisions of the Plan then in effect and shall be used until exhausted to pay benefits to employees in the order of entitlement. In addition, all participants would become fully vested in their accrued benefits, including employer contributions and earnings, as of the date of termination.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Interest income is recognized when earned.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the reported amounts of changes in net assets available for benefits and disclosures during the reporting period. Actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties — The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for benefits.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Valuation of Investments — Investments are stated at market value based upon quoted market prices, if available, or fair value as of the Plan’s year end as determined by the trustee of the Plan’s assets. In accordance with accounting principles generally accepted in the United States of America, investments are valued at fair value, net unrealized appreciation or depreciation is included in the carrying value of related investments in the Statements of Net Assets Available for Benefits and the changes in the net unrealized appreciation or depreciation are reflected in the Statement of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investment in common stocks and mutual funds are stated at fair value and are based upon quoted market prices. Investment in the Company’s common stock are valued at fair value and based on quoted market prices. Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Shares of common/collective funds are valued at net asset value and for investment contracts valuation is measured at fair value, with reconciliation to contract value for fully benefit responsive investments contracts, as determined by the trustee of the Plan’s assets.

As described in the Financial Accounting Standards Board (the “FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in fully benefit-responsive investment contracts held in the Merrill Lynch Retirement Preservation Trust, a common/collective trust fund. The Plan’s Statements of Net Assets Available for Plan Benefits presents the fair value of these investment contracts as well as the related adjustment from fair value to contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, for all of its financial assets and liabilities. The statement does not require new fair value measurements, but emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability and provides guidance on how to measure fair value by providing a fair value hierarchy for classification of financial assets or liabilities based upon measurement inputs. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The adoption of SFAS 157 did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits. See Note 4 for the application of SFAS 157 and further details regarding fair value measurement of the Plan’s financial assets and liabilities as of December 31, 2008.

On October 10, 2008, the FASB issued SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“SFAS 157-3”), which clarifies the application of SFAS No. 157, in a market that is not active and provides guidance in determining the fair value of financial assets when the market for that financial asset is not active. The application of SFAS 157-3 was effective upon issuance. SFAS 157-3 permits the use of broker quotes when performing the valuation of financial assets. However, SFAS 157-3 requires management to utilize considerable judgment when market circumstances surrounding such quotes are based upon inactive market price quotes or trading activity levels which may not reflect the true value of market transactions. The Plan has adopted SFAS 157-3 and determined it did not have a material effect on its current valuation methods and did not affect the Plan’s net assets available for benefits or changes in net assets available for benefits.

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. 157-4, Determining fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”), which emphasizes even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. FSP 157-4 requires increased disclosures

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
and provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal marker activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The effective date of FSP 157-4 is for reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption of FSP 157-4 to have a material effect on the Plan’s net assets available for benefits or changes therein.

Payment of Benefits — Benefits are recorded when paid.

(3)	INVESTMENTS

The following investments at December 31, 2008 and 2007 are recorded at fair market value. Investments noted with an asterisk represent more than 5% of the Plan’s net assets at December 31, 2008 and 2007.

	2008		2007

Interest-Bearing Cash
Merrill Lynch Trust Company	$52,709		$316,406
Mutual Funds
American Bond Fund of America	8,958,202	*	11,225,120	*
Van Kampen Growth & Income Fund	8,199,258	*	12,680,403	*
Alger Capital Appreciation Institutional Portfolio Fund	6,313,392	*	9,910,548	*
Allianz NFJ Small-Cap Value Fund	5,770,866	*	9,501,607	*
ING International Value Fund	5,635,261	*	10,410,088	*
MFS International Growth Fund	5,634,164	*	9,545,898	*
American Growth Fund of America	5,528,611	*	10,142,704	*
The Oakmark Equity & Income Fund	4,529,855	*	5,297,203
Munder Mid-Cap Core Growth Fund	2,553,069		4,300,599
Columbia Mid-Cap Value Fund	1,843,698		2,645,327
Van Kampen Small Cap Growth Fund	1,023,341		1,514,449
Blackrock Total Return Portfolio Fund	41		62
Common/Collective Trust Funds
Merrill Lynch Retirement Preservation Trust Fund	15,544,554	*	13,876,410	*
Merrill Lynch Equity Index Trust II Fund	2,756,924		4,791,689
Common Stock
Group 1 Automotive, Inc.	1,516,198		1,486,190
Participant Loans	4,871,355	*	4,220,254

	$80,731,498		$111,864,957

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(28,143,586)
Common/collective trust funds	(919,032)
Group 1 Automotive, Inc. common stock	(857,961)

$(29,920,579)

(4)	FAIR VALUE DISCLOSURES

SFAS 157, which the Plan prospectively adopted on January 1, 2008, defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 requires disclosure of the extent to which fair value is used to measure financial

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
and non-financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. SFAS 157 establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:
•	Level 1 — unadjusted, quoted prices for identical assets or liabilities in active markets;

•	Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3 — unobservable inputs based upon the reporting entity’s internally developed assumptions that market participants would use in pricing the asset or liability.
The Plan evaluated its financial assets and liabilities for those that met the criteria of the disclosure requirements and fair value framework of SFAS 157, as discussed below.

Interest Bearing Cash, Mutual Funds and Common Stock

The Plan classifies funds from the Plan cash account and settlement fund as interest bearing cash. The settlement fund is comprised of the cash from the settling of fund investments. These funds are then transferred to the interest bearing cash account where they are then utilized for future investments. Based upon these considerations the Plan has classified interest bearing cash within Level 1 of the SFAS 157 hierarchy framework.

The Plan maintains investments in multiple mutual funds and the Company’s common stock. The Plan determined that the valuation measurement inputs of the mutual funds and the Company’s stock represents unadjusted quoted prices in active markets. Accordingly, the Plan has classified these investments within Level 1 of the SFAS 157 hierarchy framework.

Common or Collective Trust Funds

The Plan maintains investments in common or collective trusts funds. The Plan determined that the valuation measurement inputs of the fund investments represent prices based upon quoted market prices utilizing public information, independent external valuations from third-party pricing services or third-party advisors. Accordingly, the Plan has concluded the valuation measurement inputs of these funds to represent, at their lowest level, quoted market prices for identical or similar assets in markets where there are few transactions for the assets and has categorized such investments within Level 2 of the SFAS 157 hierarchy framework.

Participant Loans

Participant loans are cash loans made to Plan members who hold accounts with the Plan. The amounts are repaid to the Plan at a market interest rate as determined in accordance with the Plan document. Any loans not repaid are treated as a cash distribution at the full loan amount to the participant in compliance with U.S. tax laws. The fair value of these loans are reported at amortized cost and cannot be readily determined in an active market or other observable market as it is not practical to estimate the loan’s fair value due to restrictions on the transferability of the loans. The Plan has classified participant loans, which mature through January 2014, within Level 3 of the SFAS 157 hierarchy framework.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
The fair value of investments are categorized as follows at December 31, 2008:

	Level 1	Level 2	Level 3	Total

Interest-Bearing Cash	$52,709	$—	$—	$52,709
Mutual Funds	55,989,758	—	—	55,989,758
Common/Collective Trust Funds	—	18,301,478	—	18,301,478
Common Stock	1,516,198	—	—	1,516,198
Participant Loans	—	—	4,871,355	4,871,355

Total Assets at Fair Value	$57,558,665	$18,301,478	$4,871,355	$80,731,498

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans

Balance, as of January 1, 2008	$4,220,254
Loan Repayments	(2,011,646)
Loan Issuances	3,518,093
Deemed Distributions	(855,346)

Balance, as of December 31, 2008	$4,871,355

(5)	INCOME TAX STATUS

The Internal Revenue Service has ruled in a letter dated September 24, 2001, that the Plan was designed under and in compliance with the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter to comply with IRS guidelines. The Plan Sponsor, the Company, believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. No provision for income taxes, therefore, has been included in the Plan’s financial statements. During the first quarter of 2009, the Plan filed for a new determination letter to include all amendments to the Plan to date.

(6)	PARTIES-IN-INTEREST

The Plan invests in various funds offered by Merrill Lynch Trust Company (“Merrill Lynch”). These investments are considered party-in-interest transactions because Merrill Lynch serves as asset custodian and record keeper for the Plan. The Plan Administrator, Merrill Lynch, has approved of these investment options. Fees paid by the Plan to Merrill Lynch for administrative services rendered amounted to $106,737 for the year ended December 31, 2008. Certain Plan administrative costs have been paid by the Company. The Plan also invests in the Company’s common stock. Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan’s sponsor.

(7)	EXCESS CONTRIBUTIONS REFUNDABLE

The Plan was required to return excess contributions for the year ended December 31, 2008 and 2007 in the amount of $345,394 and $547,934, respectively, which includes the earnings, to certain active participants to satisfy the relevant non-discrimination provisions of the Plan. The refunds were made within two and a half months after the Plan year. Therefore the amounts were recorded as a liability of the Plan.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(8)	DISTRIBUTIONS PAYABLE

At December 31, 2008, amounts allocated to accounts of persons who have requested distributions from the Plan, but have not been paid as of year end was approximately $32,000. These distributions are not reported as a liability on the statement of net assets for benefits, in accordance with accounting principles generally accepted in the United State of America.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT DEPOSITS OF
PARTICIPANT CONTRIBUTIONS AND PARTICIPANT LOAN REPAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
Plan Number 001 EIN 76-0506313

	Relationship
	to Plan
Identity	Employer of
of Party	Other Party-		Amount on
Involved	In-Interest	Description of Transaction	Line 4(a)	Lost Interest

Group 1 Automotive, Inc.	Plan Sponsor	January 2007 through February 2008 participant contribution deferrals not remitted to the Plan until March 31, 2008.	$3,989.44	$678.03

Group 1 Automotive, Inc.	Plan Sponsor	February 2006 through February 2008 participant contribution deferrals not remitted to the Plan until March 31, 2008	16,948.88	5,223.86

Group 1 Automotive, Inc.	Plan Sponsor	December 2007 participant contribution deferrals not remitted to the Plan until March 10, 2008	43.37	—
See Report of Independent Registered Public Accounting Firm.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
Plan Number 001 EIN 76-0506313

	(b) Identity of
	Issue, Borrower,	(c) Description of Investment Including
	Lessor or	Maturity Date, Rate of Interest,		(e) Current
(a)	Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value
*	(A)	Interest bearing cash	**	$52,709

	(A)	514,958.5407 shares — Alger Capital Appreciation Institutional Portfolio Fund	**	6,313,392

	(A)	210,104.5810 shares — The Oakmark Equity & Income Fund	**	4,529,855

	(A)	832,546.6679 shares — American Bond Fund of America	**	8,958,202

	(A)	218,189.1027 shares — Columbia Mid-Cap Value Fund	**	1,843,698

	(A)	289,993.2493 shares — Allianz NFJ Small-Cap Value Fund	**	5,770,866

	(A)	270,480.0057 shares — American Growth Fund of America	**	5,528,611

	(A)	579,862.6445 shares — Van Kampen Growth & Income Fund	**	8,199,258

	(A)	596,323.9077 shares — ING International Value Fund	**	5,635,261

	(A)	133,247.4808 shares — Van Kampen Small Cap Growth Fund	**	1,023,341

	(A)	364,199.3787 shares — MFS International Growth Fund	**	5,634,164

	(A)	148,953.8714 shares — Munder Mid-Cap Core Growth Fund	**	2,553,069

	(A)	4.3510 shares — Blackrock Total Return Portfolio Fund	**	41

*	(A)	38,311.8915 shares — Merrill Lynch Equity Index Trust II Fund	**	2,756,924

*	(A)	18,054,069.3503 shares — Merrill Lynch Retirement Preservation Trust Fund	**	18,054,069

*	(A)	140,779.7165 shares — Group 1 Automotive, Inc.	**	1,516,198

*	Participant Loans	Loans to Participants at interest rates ranging from 5% to 11%	-	4,871,355

				$83,241,013

*	Represents a party-in-interest.

**	Not applicable as permitted by Department of Labor for participant directed individual account plans.

(A)	All transactions were with Merrill Lynch Trust Company.
See Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Group 1 Automotive, Inc. 401(k) Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 25, 2009	Group 1 Automotive, Inc. 401(k) Savings Plan
/s/ J. Brooks O’Hara
J. Brooks O’Hara
Vice President, Human Resources Plan Administrator